PRESS-RELEASE

82-4930

Rule 12g3-2(b)
File No. ~~82-4939~~

LRP STAYS ON GOOD COURSE: 9-MONTH RESULT CLEARLY IMPROVED

- **Quality business takes priority.**
- **Earnings target has been raised.**
- **Strong increase in equity ratios.**

LRP Landesbank Rheinland-Pfalz, Mainz, stays on a good course. This has been confirmed by the 9-month figures, which show a clear increase in operating profit to EUR 134 (107) million and in net income after taxes to EUR 83 (56.1) million. According to the Chairman of the Managing Board Dr. h. c. Klaus G. Adam, an RoE before taxes of 13.2%, a cost-income ratio of 50.6% and a clearly improved core capital ratio of 7.2% mean that LRP has already reached its medium-term target corridor. As a result, LRP's Chairman has raised the earnings target for the current fiscal year.

"Despite the strengthening economic recovery, there is still a residual risk regarding the economic development and, hence, some imponderables regarding the risks of default. In view of our earnings performance to date, we are confident, however, that we will exceed the previous year's results and have therefore raised our earnings target. The consistent implementation of our business policy, which is geared to qualitative growth and strict risk management, combined with aggressive cost management and a close customer focus, will remain the guiding principle of all our business activities. This and the impending decision about the modified joint liability scheme within the German savings banks organisation will be a solid foundation for the future of LRP's partnership with the savings banks."

Improved operating result

LRP's 9-month operating result was up 5% to EUR 366.3 (348.7) million, mainly due to the 20.4% increase in net commission income to EUR 63.1 (52.4) million. At EUR 18.9 (0.3) million, net income from trading activities was within the target range again. Due to the general increase in funding costs and the flat interest

Landesbank Rheinland-Pfalz
Jürgen Pitzer
Press Spokesman
Director Corporate Communications
D-55098 Mainz
Grosse Bleiche 54-56
Amtsgericht Mainz HRA 3557

Phone 00 49 (61 31) 13-28 16
Fax 00 49 (61 31) 13-25 60
e-mail presse@LRP.de
Internet www.lrp.de

Please send us a copy for our records.

rate structure, net interest income declined by 4.6% to EUR 276.8 (290.1) million.

Cost development according to plan

General administrative expenses increased by a moderate 3.1% to EUR 185.2 (179.6) million. The transfer of the securities settlement activities to LBBW was completed successfully in the period under review. The related personnel adjustments will be implemented by means of internal measures without any involuntary redundancies. The restructuring expenses resulting from the staff reductions in the reporting period are included in the extraordinary result of EUR 7.5 million. While the cost savings expected to result from these measures will make themselves felt only in the following accounting periods, the cost-income ratio has already been brought down to an impressive 50.6% (51.5%).

Strong increase in net income

Operating profit before provisions for risks/adjustments were up 7% on the same period of the previous year to EUR 181 million. At EUR 46.9 (62.1) million, provisions for the lending business and the valuation of the securities portfolio, which were again established to conservative standards, were considerably lower than in the previous year. The operating profit increased by 25.4% from the previous year's EUR 107.1 million to EUR 134.2 million. Taxes on income and revenues rose by 29% to EUR 20.7 (16.1) million. The consideration paid to the holders of the silent participations previously shown under net interest income has remained unchanged at EUR 23 million. This systematic adjustment to the accounting principles applied by most other Landesbanks will make figures easier to compare, also with a view to planned regulations under the new joint liability scheme. After deduction of these items and the extraordinary result of EUR 7.5 million, net income amounted to EUR 83 million.

Increased Return on Equity

Due to the increase in net income, the return on equity rose to 13.2 % (11.9 %) before taxes and to 8.6 % (7.0 %) after taxes. The sale of the 25% interest in Westdeutsche ImmobilienBank (WIB), Mainz, with retroactive effect from 1 January 2003 and the inflow of funds from the 2002 net income clearly helped to improve the equity ratios. Accordingly, the core capital ratio rose to

7.2% (5.6%) and the overall ratio to 12.2% (10.2%).

Stable business volume

As a result of the selective and risk-conscious business policy, both total assets and the business volume of the LRP Group remained largely unchanged at EUR 64 (63.8) billion and EUR 73.3 (73.3) billion, respectively. The decline in claims on customers to EUR 20.5 (20.9) billion and in securities holdings to EUR 18.9 (19.2) billion was offset by a rise in claims on banks to EUR 21.1 (20.3) billion and an increase in irrevocable credit commitments.

Expanded funding base used effectively

In line with new business requirements and its diversification-oriented funding strategy, LRP leveraged its standing in the money and capital markets to raise funding. Certificated liabilities were again the most important source of funding and rose by 2.5% to EUR 29.4 (28.7) billion. Liabilities to banks and to customers amounted to EUR 16.6 (18.6) billion and EUR 10.9 (9.4) billion, respectively.

Mainz, 5 November 2003

Interim Report as at 30 September 2003 (Key Figures)[1)]

Group Balance Sheet LRP, LBS, LRI, LRP Capital, LRA	**30.09.2003 (Accounts statistics)**	31.12.2002 (Accounts statistics)	***Changes in***	
	Euro billions	Euro billions	Euro billions	%
Total assets	**64.0**	63.8	0.2	0.4
Business volume	**73.3**	73.3	0.0	0.1
Claims on banks	**21.1**	20.3	0.8	3.6
Claims on customers	**20.5**	20.9	-0.4	-1.6
including: building loans of Landes-Bausparkasse	**2.0**	1.9	0.1	2.9
Securities	**18.9**	19.2	-0.3	-1.2
Trust assets	**2.3**	2.3	0.0	-1.2
Liabilities to banks	**16.6**	18.6	-2.0	-10.5
Liabilities to customers	**10.9**	9.4	1.5	16.9
including: savers' deposits of Landes-Bausparkasse	**1.9**	1.8	0.1	8.7
Certificated liabilities	**29.4**	28.7	0.7	2.5
Capital funds [2)]	**3.2**	3.2	0.0	0.4
Staff	1,958	1,984	-26	-1,3

Group Results	**01.01. - 30.09.2003**	**01.01. - 31.12.2002**	**9/12**	***Changes *)***	
	Euro millions	Euro millions	Euro millions	Euro millions	%
Net interest income	**276.8**	386.8	290.1	-13,3	-4.6
Net commission income	**63.1**	69.9	52.4	10.7	20.4
Net income from trading activities	**18.9**	0.4	0.3	18.6	0.0
Other operating expenses/income	**7.5**	7.9	5.9	1.6	26.6
General administrative expenses	**185.2**	239.5	179.6	5.6	3.1
Provisions for risks/adjustments	**-46.9**	-82.8	-62.1	15.2	-24.5
Operating profit	**134.2**	142.7	107.1	27.1	25.4
Extraordinary result	**-7.5**	-15.8	-11.9	4.4	-36.7
Taxes on income and revenues	**20.7**	21.4	16.1	4.7	29.0
Distribution to silent participations	**23.0**	30.7	23.0	-	-
Net income after taxes	**83.0**	74.8	56.1	26.9	47.9

Ratios in %

Return on Equity (RoE) before taxes	13.2	11.9
Return on Equity (RoE) after taxes	8.6	7.0
Cost-Income Ratio (CIR)	50.6	51.5
Overall Ratio according to Principle I	12.2	10.2
BIS Equity Ratio	12.7	11.0
Tier 1 ratio	7.2	5.6

) previous year value (pro rata temporis where applicable)
[1)] ***Adjusted previous year figures due a.o. to the deconsolidation of WIB***
[2)] ***Figure for the first three quarters without profit***

Differences due to rounding

	Moody's	**S & P**	**Fitch**	**JCR**
Long-Term	Aa1	AA	AAA	AAA
Short-Term	P-1	A-1+	F1+	
Financial Strength/Individual	C	-	C	
Public-Sector Pfandbrief	Aaa	AAA	AAA	